Exhibit 12.1
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges

Year ended December 31,
(in millions, except ratios)	2011	2010	2009	2008(b)	2007
Excluding interest on deposits
Income from continuing operations before income taxes	$26,749	$24,859	$16,067	$2,773	$22,805
Fixed charges:
Interest expense	9,749	9,357	10,372	19,693	23,328
One-third of rents, net of income from subleases(a)	562	578	569	507	400
Total fixed charges	10,311	9,935	10,941	20,200	23,728
Add: Equity in undistributed loss of affiliates/Less: Equity in undistributed income of affiliates	59	127	(21)	623	(159)
Income from continuing operations before income taxes and fixed charges, excluding capitalized interest	$37,119	$34,921	$26,987	$23,596	$46,374
Fixed charges, as above	$10,311	$9,935	$10,941	$20,200	$23,728
Ratio of earnings to fixed charges	3.60	3.51	2.47	1.17	1.95
Including interest on deposits
Fixed charges as above	$10,311	$9,935	$10,941	$20,200	$23,728
Add: Interest on deposits	3,855	3,424	4,826	14,546	21,653
Total fixed charges and interest on deposits	$14,166	$13,359	$15,767	$34,746	$45,381
Income from continuing operations before income taxes and fixed charges, excluding capitalized interest, as above	$37,119	$34,921	$26,987	$23,596	$46,374
Add: Interest on deposits	3,855	3,424	4,826	14,546	21,653
Total income from continuing operations before income taxes, fixed charges and interest on deposits	$40,974	$38,345	$31,813	$38,142	$68,027
Ratio of earnings to fixed charges	2.89	2.87	2.02	1.10	1.50

(a)	The proportion deemed representative of the interest factor.

(b)
On September 25, 2008, JPMorgan Chase acquired the banking operations of Washington Mutual Bank. On May 30, 2008, JPMorgan Chase merged with The Bear Stearns Companies Inc. Each of these transactions was accounted for as a purchase, and their respective results of operations are included in the Firm’s results from each respective transaction date.